

Mailstop 3233

September 24, 2015

Via E-mail
Holly J. Greer, Esq.
General Counsel and Secretary
Global Income Trust, Inc.
CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801

> **Re:    Global Income Trust, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 4, 2015**
> **File No. 000-54684**

Dear Ms. Greer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.    We note that financing is not a condition to the Asset Sale. Please provide your analysis as to why you believe financial statement information for Griffin Capital is not required, as it appears that the financing may not be assured. Refer to Instruction 2(a) to Item 14 of Schedule 14A.

Summary

The Asset Sale, page 10

2.    Please expand upon your disclosure regarding the properties to be sold to Griffin Capital, including the general character and location of each property, the purchase price, any

underlying encumbrances, and monthly gross rent, or advise us why you do not believe such information is material to shareholders.  Refer to Item 15(a) of Schedule 14A.

Proposal One—The Asset Sale Proposal

Opinion of the Financial Advisor to the Special Committee of GIT's Board of Directors

3.      We note the following statements in the last paragraph starting on page 37: "Under such circumstances, no privity was created between STRH and GIT's shareholders regarding STRH's delivery of its opinion to the Special Committee and, consequently, you may not rely on STRH's opinion to support any claims against STRH arising under applicable state law. The availability of "no privity" defenses to STRH and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defenses are available to STRH would have no effect on (i) the rights and responsibilities of the Special Committee under applicable state law or (ii) the rights and responsibilities of either STRH or the Special Committee under federal securities laws."  Please remove these statements as it is inappropriate for the financial advisor to disclaim responsibility for statements made in the document relating to the fairness opinion.

Discounted Cash Flow Analysis, page 38

4.      We note that in rendering the fairness opinion, STRH relied on the Projections in preparing the discounted cash flow analysis. Please revise your disclosure of the discounted cash flow analysis to disclose the Projections used.

Selected Comparable Transactions Analysis, page 38

5.      We note that there is a notation for footnote (1) in the table on page 40, but that no corresponding footnote follows the table.  Please revise for consistency.  Please also expand your disclosure on this table to explain how you arrived at the different asset values, the differences between each method and any other key assumptions you used.

Information Concerning STRH, page 41

6.      Please disclose the amount of compensation STRH has received from GIT, Griffin Capital, and their respective affiliates in the last two years for the services disclosed in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc:     Neil M. Goodman, Esq.
        Arnold & Porter LLP